INTERIM ENERGY SERVICES AGREEMENT
between
ALLEGHENY ENERGY SUPPLY COMPANY, LLC.
BUCHANAN GENERATION, LLC.

Dated as of June 14, 2002

SCHEDULES

Schedule 1:	Addresses

Schedule 2:	Authorized Representatives

Schedule 3:	Buchanan Day-Ahead Availability

Schedule 4:	Form of Dispatch Request

Schedule 5:	Buchanan Monthly Availability

Schedule 6:	Form of Gas Nominations
INTERIM ENERGY SERVICES AGREEMENT

          THIS INTERIM ENERGY SERVICES AGREEMENT ("Agreement") is hereby executed as of June 14, 2002 ("Effective Date") by and between Allegheny Energy Supply Company, LLC., a Delaware limited liability company ("AE Supply") and Buchanan Generation LLC., a Virginia limited liability company ("Buchanan") (AE Supply and Buchanan are individually referred to as a "Party," and collectively as the "Parties").

          WHEREAS, Buchanan will own a simple cycle gas-fired electric combustion turbine generating facility of approximately 85 MWs ("Facility"). The Facility is located in Buchanan County, VA and is electrically interconnected to the AEP transmission system at the AEP Keen Mountain station. The equipment for the Facility will be composed of two (2) GE LM6000 gas turbine generators.

          WHEREAS, Buchanan has contracted for 22,000 Dth of Fuel per day from Buchanan Production Company ("BPC"), which will be delivered via the Cardinal States Pipeline to either the Facility's metering station located in Buchanan County, Virginia and/or at the upstream flange of Columbia's Grant meter (no. 833016 refereed to as P1) located in Mingo County, West Virginia.

          WHEREAS, AE Supply is a power marketer authorized by the Federal Energy Regulatory Commission, or successor ("FERC") to buy and sell electric power at wholesale-negotiated rates pursuant to the Federal Power Act and the rules and regulations promulgated thereunder by FERC.

          WHEREAS, Buchanan desires to engage AE Supply to merchandise the available energy, capacity and ancillary services, including any installed capacity and transmission congestion contracts ("Products"), directly or indirectly from the Facility during the term of this Agreement subject to the limitations set forth in this Agreement; and

WHEREAS, Buchanan desires to engage AE Supply to merchandise the Fuel Quantity contracted for by Buchanan.

WHEREAS, Buchanan is or will be an exempt wholesale generating company ("EWG") with authority to sell electric power at wholesale.

WHEREAS, capitalized terms used throughout this Agreement will have the respective meanings assigned to such terms herein; and

NOW, THEREFORE, in consideration of the mutual obligations and undertakings set forth herein, it is agreed as follows:

DEFINITIONS:

"Btu" means British Thermal Units.

"Business Day" means any day which is not a Saturday, Sunday or NERC holiday.

"Capacity" means Installed Capacity ("ICAP"), Available Capacity ("ACAP"), regulatory capacity or successor capacity market product.

"Commercial Operation Date" and/or "COD" means the date designated by Buchanan as the first date that the Facility is available for Dispatch by AE Supply in accordance with this Agreement.

"Dispatch" means the right of AE Supply to control and schedule the delivery of Products in accordance with this Agreement. Any form of the term Dispatch (e.g., "Dispatched" or "Dispatching") refers to the exercise of such right by AE Supply.

"Eastern Prevailing Time" ("EPT") means the prevailing time (i.e. Standard Time or Daylight Savings Time) on any given day in the Eastern Time Zone.

"Effective Date" has the meaning set forth in the first paragraph of this Agreement.

"Energy" means the electric energy generated by the Facility.

"Energy Delivery Point" means the Facility's transmission line termination on AEP Keen Mountain Station.

"Facility" means a simple cycle gas-fired electric combustion turbine generating facility of approximately 85 MW owned and operated by Buchanan Generation. The Facility is located in Buchanan County, VA and is electrically interconnected to the AEP transmission system at the AEP Keen Mountain Station. The equipment for the Facility will be composed of two (2) GE LM6000 gas turbine generators.

"FERC" means the Federal Energy Regulatory Commission, or successor.

"Force Majeure" means an event that (i) is not within the control of the Party relying thereon and (ii) could not have been prevented or avoided by such Party through the exercise of due diligence. Subject to the foregoing, Force Majeure includes, without limitation, unavailability of primary Fuel as a result of Force Majeure (as defined herein and applied to third parties), floods, earthquakes, storms, fire, civil disturbances or disobedience, acts of industrial disorder which are part of a national or regional strike or labor dispute, acts of terrorism, actions or restraints by court order (so long as the claiming Party has not sought and has opposed, to the extent reasonable, such actions or restraints), governmental authority or arbitration award.

"Fuel" means Non-Section 29 Gas.

"Fuel Delivery Point 1" means the upstream flange of Columbia's Grant Meter (no. 833016 referred to as P1) located in Mingo County, West Virginia. On occasion and upon mutual agreement an alternate delivery point may be established.

"Fuel Delivery Point 2" means the interconnection of the Facility's metering station located in Buchanan County, Virginia.

"Fuel Price" means the Columbia Daily Price, as published in Platts Gas Daily under the column "Daily Price Survey" for Columbia-App. If the Columbia Daily Price ceases to be published the parties will select a like replacement reference price.

"Fuel Quantity" means 22,000 Dth per day.

"Heat Rate" means the quantity of Fuel needed to generate one megawatt hour of Energy delivered to the Energy Delivery Point, including Fuel used to generate Energy consumed by station electrical load, expressed in MMBtu per MWh on an HHV basis.

"HHV" (Higher Heating Value) means the amount of energy released when a fuel is burned completely in a steady-flow process and the products are returned to the state of the reactants with the water in the combustion products in its liquid form.

"Interest Rate" means the prime rate, as reported by the Wall Street Journal for they day which interest is added to a payment, plus 2% per annum.

"Liquidated Damages" means that Buchanan shall be relieved of its obligations to sell and deliver or purchase and receive without liability only to the extent that, and for the period during which, such performance is prevented by Force Majeure. Iin the absence of Force Majeure, Buchanan shall pay AE Supply, on the date payment would otherwise be due in respect of the month in which the failure occurred an amount for such deficiency equal to the positive difference, if any, obtained by subtracting the Energy price from the Replacement Price. The invoice for such amount shall include a written statement explaining in reasonable detail the calculation of such amount.

"Make Available" means to deliver or cause to be delivered.

"MCF" means one million cubic feet.

"MMBtu" means one million Btus.

"MW" means a megawatt. One MW is equal to 1,000 kW.

"NERC" means North American Electric Reliability Council or successor.

"Non Section 29 Gas" - shall mean gas that does not qualify for the Section 29 tax credit (as provided for by the Internal Revenue Code of 1986, as amended) for producing fuel from non-conventional sources.

"Performing Party" means the Party not in default.

"Products" means the available firm energy, capacity and ancillary services from the Facility, including any installed capacity and transmission congestion contracts.

"Prudent Marketing Practices" means those practices, methods and acts engaged in or approved by a significant portion of the power marketing industry during the relevant time period, or any of the practices, methods and acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the Party's obligations under this agreement at the lowest reasonable cost consistent with reliability, safety and expedition. Prudent Marketing Practices are not intended to be limited to the optimum practice, method or act to the exclusion of all others, but rather to be a spectrum of acceptable practices, methods or acts.

"Regional Transmission Operators" and/or "RTOs" means the Regional Transmission Operator, the Independent Transmission Operator or the Transmission Company for the transmission system to which the Facility is interconnected, or its successor.

"Replacement Price" means the price at which AE Supply, acting in a commercially reasonable manner, purchases at the Delivery Point a replacement for any Fuel or Product not delivered by Buchanan, plus (i) costs reasonably incurred by AE Supply in purchasing such substitute Product and (ii) additional transmission or transportation charges, if any, reasonably incurred by AE Supply to the Delivery Point, or at AE Supply's option, the market price at the Delivery Point for such Fuel or Product not delivered as determined by AE Supply in a commercially reasonable manner; provided, however, in no event shall such price include ratcheted demand or similar charges, not shall AE Supply be required to utilize or change its utilization of its owned or controlled assets or market positions to minimize Buchanan's liability.

"Term" means the Effective Date through October 31, 2002, unless earlier terminated by either Party in accordance with the provisions set for in Section 1.

1. TERM

(a)     The rights and obligations of the Parties under this Agreement will become effective on the Effective Date and will continue (unless earlier terminated in accordance with the provisions hereinafter set forth) until October 31, 2002 ("Term").

(b)     The Parties agree that they will work cooperatively during the Term of this Agreement to negotiate and execute a long-term Energy Services Agreement that will take into account, including but not limited to (i) forward hedging strategies, (ii) long-term sales to counterparties, (iii) risk analysis, and (iv) maximum notional contract limits not needing Buchanan Executive Committee approval. In no way does this subsection obligate either of the Parties to enter into a longer term Energy Services Agreement.

2. DISPATCH

2.1 Products

(a)     AE Supply shall have the right, but not the obligation, to Dispatch and Buchanan shall have the obligation when Dispatched by AE Supply to deliver the Products from the Facility. Buchanan will be responsible for Fuel Deliveries to the Facility in an amount sufficient to fulfill any Dispatch Request. Buchanan shall be obligated to pay Liquidated Damages if it fails to deliver the Products scheduled for delivery.

(b)     Buchanan shall provide AE Supply, prior to 0900 EPT on the immediately preceding Business Day, a binding forecast of availability in the form specified in Schedule 3 of the Products to be dispatched which will include any changes to the costs in Schedule 5.

(c)     Buchanan shall provide AE Supply on a month-ahead basis a non-binding forecast of availability in the form specified in Schedule 5 including non-productive gas for start-up and shut-down, variable O&M, heat-rate curve and fixed start costs of the Products to be dispatched.

(d) AE Supply shall sell the Products through direct pool transactions with PJM, any applicable RTOs and any other regional organizations.

(e)     AE Supply will sell the Products in compliance with, and subject to, the rules and guidelines of NERC, all applicable RTOs, Prudent Marketing Practices and PJM. In the event of conflict between the terms of this Agreement and the requirements of NERC, RTOs, PJM and Prudent Marketing Practices, the provisions of this Agreement will be subordinate.

2.2 Fuel

(a) Buchanan will Make Available, commensurate with the Commercial Operation Date of the Facility, the Fuel Quantity to one of two Fuel Delivery Points or both in the aggregate:

(i)

On days where there is no Energy schedule to be delivered from the Facility, Buchanan will Make Available the Fuel Quantity to Fuel Delivery Point 1. If Buchanan fails to deliver the scheduled quantity to Fuel Delivery Point 1, Buchanan will pay AE Supply for the deviation between the quantity scheduled and the quantity delivered times the difference between the Fuel Price and the Replacement Price.

(ii)

On days where there is a schedule for Energy to be delivered from the Facility, Buchanan will Make Available to Fuel Delivery Point 2 Fuel in the amount of the Energy schedule times the Heat Rate (in addition to any Fuel required for start-up and shutdown of the Facility). If this amount is less than the Fuel Quantity, Buchanan will deliver the remainder to Fuel Delivery Point 1.

(b) Imbalance - Buchanan will be responsible for all imbalance charges and penalties related to deviations between the delivered Fuel Quantity and the scheduled Fuel Quantity.

(c) Up to the lesser of (i) the Fuel Quantity or (ii) the quantity delivered to Fuel Delivery Point 1, AE Supply shall pay Buchanan the delivered quantity times the Fuel Price.

(d) Buchanan Generation will grant to AE Supply all balancing provisions for intra-day nominations of the gas supply agreement between Buchanan Generation and Buchanan Production.

3. SCHEDULING

3.1 Products

AE Supply shall be responsible for all NERC tagging and any RTO scheduling for AE Supply's Dispatch and for all transmission scheduling from the Facility. AE Supply agrees that Buchanan shall not be responsible for any failure or errors on AE Supply's part for scheduling, NERC tagging or otherwise arising out of the transmission or scheduling and delivery by Buchanan to the Energy Delivery Point. Scheduling of Dispatches shall be made in accordance with Schedule 4 consistent with Prudent Marketing Practices for scheduling transactions on or across the transmission system or any applicable RTO.

3.2 Fuel

(a)     Buchanan shall be responsible for all gas schedules to the Delivery Points. On days where there is a schedule for Products to be delivered from the Facility, Buchanan Generation will provide AE Supply with a day ahead schedule for Fuel delivery to Fuel Delivery Point 1. AE Supply is responsible for nominating the Fuel Quantity for day-ahead at the Fuel Delivery Point 2 in accordance with Schedule 6. If there is a variance in the Fuel Quantity for any reason, the Parties will adjust all future Fuel nominations to balance out the position with the Pipeline.

(b)     Each party shall designate in writing to the other Party the persons authorized to nominate and/or agree to a schedule or Dispatch order for the delivery or acceptance of the Products or make other notices on behalf of such Party and specify the scope of their individual authority and responsibilities ("Authorized Representatives"). The Authorized Representatives for the Parties shall initially be as listed in Schedule 2. The Parties reserve the right to appoint other Authorized Representatives with prompt notice to the other Party. Each Party consents to the recording of all telephone conversations between its Authorized Representatives and the Authorized Representatives of the other Party, and the use of those recorded conversations as evidence in any dispute between the Parties.

4. TITLE

4.1 Products

AE Supply will take title to, and possession of the Products at the Energy Delivery Point. In the event that developments of any RTO make it necessary for the Parties to designate a different Energy Delivery Point under this section, the Parties will deem this section amended to designate that different Energy Delivery Point without further action.

4.2 Fuel

AE Supply will take title to, and possession of the Fuel at Fuel Delivery Point 1. Buchanan Generation will be responsible for all transportation costs associated with delivering Fuel to Fuel Delivery Point 1.

5. TRANSMISSION OF PRODUCTS PRODUCED BY THE FACILITY

(a)     AE Supply shall be responsible for and shall make all arrangements necessary to receive the Products sold under this Agreement from the Facility, commencing at the Energy Delivery Point. AE Supply shall not be liable for any costs associated with procuring transmission from the Facility.

(b)     In arranging any necessary transmission service, AE Supply shall obtain at Buchanan's expense any necessary approvals, including entering into transmission contracts with any transmitting utility downstream from the Energy Delivery Point and administering such agreements, including all dispatch and scheduling coordination with connecting utilities, RTOs, or any other transmission providers. Buchanan shall cooperate with AE Supply (i) to ensure that all transmission requests (including any necessary adjustments thereto) are made timely to the transmission provider and that such transmission requests reflect the actual expected Products and (ii) to respond to any directives of the transmission provider or control area authority.

(c) Buchanan shall be responsible for all arrangements for the delivery to the Energy Delivery Point of the Products sold to AE Supply pursuant to this Agreement.

6. PROVISION OF INFORMATION

Buchanan shall provide all information in a timely manner that is reasonably requested by AE Supply to assist in the scheduling and receipt of the Products of the Facility under this Agreement. Without limitation, Buchanan shall provide AE Supply with (i) its projection on the ramp rates of the total available Products on a daily basis for such month, (ii) any scheduled maintenance, repairs, overhauls or other shut-downs of the Facility (or any component thereof) during the next month and the anticipated duration of any resulting interruptions, and (iii) the marginal costs of the Facility. Buchanan shall provide AE Supply notice during each calendar month of any changes in such projections and information as soon as possible. The procedures for scheduling and delivery to AE Supply of the Products shall be developed in concert with the RTO and any other appropriate operating authorities.

7. FORCE MAJEURE

(a)     Except with regard to a Party's obligation to make payments under this Agreement, in the event either Party hereto is rendered unable, wholly or in part, by Force Majeure to carry out its obligations, upon such Party's giving notice and full particulars of such Force Majeure as soon as reasonably possible, such notice to be confirmed in writing or by facsimilie to the other Party, such obligations of said Party will, to the extent they are affected by such Force Majeure, be suspended during the continuance of said inability.

(b)     A Party affected by an event of Force Majeure will use due diligence to fulfill its obligations hereunder and to remove any disability caused by such event at the earliest practicable time. Nothing herein will require a Party to settle any strike or labor dispute.

8. LIMITATION ON DAMAGES

Neither Party will be liable to the other Party under this Agreement for consequential, indirect, incidental, special, punitive, or exemplary damages, including without limitation, costs of replacement energy or capacity.

9. PAYMENTS

(a)     Unless otherwise agreed, on or before the tenth (10th) day of each calendar month, Buchanan will provide AE Supply with an invoice for the Products sold covering the prior calendar month. AE Supply will remit the amount due by wire transfer, pursuant to instructions for such wire transfer provided by Buchanan. AE Supply will remit the payments received for transactions entered into under this Agreement on or before the 25th day of each calendar month.

(b)     Unless otherwise agreed, on or before the tenth (10th) day of each calendar month, Buchanan will provide AE Supply with an invoice for any Fuel delivered to Fuel Delivery Point 1 covering the prior calendar month. AE Supply will remit the amount due (less any imbalance charges) by wire transfer on or before the 25th day of each calendar month, pursuant to instructions for such wire transfer provided by Buchanan.

(c)     Buchanan will pay AE Supply in accordance with the table below. Each such payment will be made by wire transfer on or before the 25th day of each calendar month thereafter (or if such day is not a Business Day, on the first Business Day thereafter) pursuant to instructions for such wire transfer provided by AE Supply.

Month	Price
June, 2002	$___
July, 2002	$___
August, 2002	$___
September, 2002	$___
October, 2002	$___

(d)     As an additional fee for performing scheduling, tagging, and confirmations, for the Products, AE Supply will receive and Buchanan shall pay $___ per MWh for every MWh delivered to the Energy Delivery Point during the Term of this Agreement. On or before the tenth (10th) day of each calendar month, AE Supply will provide Buchanan with an invoice for this additional fee. Buchanan will remit the amount due by wire transfer, pursuant to instructions for such wire transfer provided by AE Supply. Buchanan will remit the payments on or before the 25th day of each calendar month.

(e) If a payment date under this Agreement is not a Business Day, then such payment date will be changed to the next Business Day following that calendar day.

(f)     If either party fails to remit any amount payable by it when due, interest on such unpaid sum will accrue at a rate equal to the prime rate, as reported by the Wall Street Journal on the date payment was due, plus 2% per annum ("Interest Rate").

(g) Buchanan will be responsible for all imbalance charges, penalties and associated costs related to deviations between the amount of Products scheduled and the amount of Products delivered.

(h)     Netting of Payments. If each Party owes an amount pursuant to this Section 9 to the other Party on the same due date, including any related interest and payments, the Party owing the greater amount shall, subsequent to notifying the other Party, apply the amount owed, on the same date, by the other Party toward payment of the amount owed. The remainder of the amount owed shall be paid on such due date, in accordance with this Section 9.

10. DEFAULT AND REMEDIES UPON DEFAULT

(a) Each of the following will constitute "Events of Default" under this Agreement:

(1)     The failure of a Party to make payment or perform as required or take other corrective action deemed satisfactory by the Performing Party (as hereinafter defined in its sole discretion) under this Agreement (which Event of Default will not include a delay in payment that is cured within three (3) Business Days of the date when due or any other failure of performance that is cured within ten (10) Business Days of a demand for cure.

(2) The filing by either Party of a bankruptcy petition or acquiescence by either Party in the filing of a bankruptcy petition by any other person against either Party;

(3)     The filing of an involuntary bankruptcy petition against either Party; provided, however, that any such default will be deemed cured if any involuntary bankruptcy petition filed against either Party or any Guarantor is dismissed within thirty (30) days after it was filed;

(4) The making by either Party of a general assignment for the benefit of its creditors;

(5)     The inability of either Party to pay its debts as such debts become due or an admission in writing by either Party of its inability to pay its debts as they become due or of its generally insolvent condition;

(6)     The dissolution or liquidation of either Party or the passage of a resolution requiring the dissolution or liquidation of either Party; provided, however, that any such dissolution or liquidation pursuant to a consolidation, acquisition, amalgamation or merger involving either Party consented to by the other Party will not be deemed an Event of Default hereunder;

(7)     The transfer of all or substantially all of the assets of either Party, the merger of either Party with any other person or the consolidation of either Party (i) which causes a material adverse change in the financial condition of such Party or (ii) pursuant to which the entity existing after the transfer, merger or consolidation does not assume the obligations of such Party by operation of law or otherwise;

(8)     The failure by either Party to give adequate security for, or assurances of, its ability to perform any of its obligations under this Agreement within three (3) Business Days of a written request to do so when the other Party has reasonable grounds for insecurity;

(9) The making of a materially incorrect or misleading representation or failure to maintain any warranty under this Agreement.

(b) Upon an Event of Default, the Party not in default ("Performing Party") may take one or more of the following actions with respect to the Party in default ("Defaulting Party") or its Guarantor:

(1) In the event that AE Supply is the Defaulting Party hereunder, Buchanan, as the Performing Party, may take one or more of the following actions:

(A) Withhold or suspend all or a portion of its deliveries of the Product to AE Supply required hereunder;

(B)     By at least one (1) Business Day's written notice to AE Supply, designate in such written notice a date for termination of this Agreement and all the Parties' obligations hereunder, notwithstanding any required notice otherwise due pursuant to Section 1 of this Agreement;

(C) Enter into an agreement or modify this Agreement in a manner acceptable to the Defaulting Party and the Performing Party;

(2) In the event that Buchanan is the Defaulting Party hereunder, AE Supply, as the Performing Party, may take one or more of the following actions:

(A)     Upon at least one (1) Business Day's written notice to Buchanan, designate in such written notice a date for termination of this Agreement and all the Parties' obligations hereunder, notwithstanding any required notice otherwise due pursuant to Section 1 of this Agreement.

(B) Enter into an agreement or modify this Agreement in a manner acceptable to the Defaulting Party and the Performing Party;

(3)     The Performing Party may enforce any of its remedies under this Agreement successively or concurrently at its option. All of the remedies set forth above are in addition to all other remedies available to the Performing Party at law or in equity. No delay or failure on the part of a Performing Party to exercise any right or remedy to which it may become entitled on account of an Event of Default will constitute a waiver of any such right and the Performing Party will be entitled to exercise such right or remedy at any time during the continuance of an Event of Default. Any waiver by a Party of an Event of Default of the other Party shall be in writing. In the event of liquidation as described above, each Party shall have a general right of set-off with respect to all amounts owned by each Party to the other Party, provided that any amount not then due and payable that is included in such setoff, shall, if appropriate, be discounted to present value in a commercially reasonable manner.

11. INDEMNIFICATION

(a)     AE Supply shall indemnify, defend and hold Buchanan, and all of Buchanan' directors, employees, agents, affiliates and permitted assigns, harmless from and against all claims, losses, liabilities, damages, judgments, awards, fines, penalties, costs and expenses (including reasonable attorneys' fees and disbursements) directly incurred in connection with or directly arising out (i) any violation of applicable law, regulation or order by AE Supply and (ii) any merchandising or distribution of the Products by AE Supply in connection with this Agreement. AE Supply shall indemnify and hold Buchanan harmless for and against any liabilities incurred by Buchanan as a result of AE Supply' failure to perform in accordance with this Agreement.

(b)     Buchanan shall indemnify, defend and hold AE Supply, and all of AE Supply's directors, employees, agents, affiliates and permitted assigns, harmless from and against all claims, losses, liabilities, damages, judgments, awards, fines, penalties, costs and expenses (including reasonable attorneys' fees and disbursements) directly incurred in connection with or directly arising out of (i) any violation of applicable law, regulation or order by Buchanan and (ii) any merchandising or distribution of the Products by Buchanan in connection with this Agreement. Buchanan shall indemnify and hold AE Supply harmless from and against any liabilities incurred by AE Supply as a result of Buchanan' failure to perform in accordance with this Agreement.

(c)     Neither Party shall be required to indemnify the other Party for the gross negligence or willful misconduct of the other Party or such Party's affiliates, directors, employees, agents or permitted assigns.

12. ASSIGNMENT

The rights and obligations created by this Agreement will inure to the benefit of, and be binding upon the successors and permitted assigns of, the respective Parties hereto. A Party is not permitted to assign its rights and obligations under this Agreement without the prior written consent of the other party, which shall not be unreasonably withheld or delayed, provided, however, either Party may assign this Agreement as collateral for financing purposes.

13. ACCOUNTS AND RECORDS

Both Parties will keep, in accordance with generally accepted accounting principles, complete and accurate records of the transactions under this Agreement for a one (1) year period. Each Party or any third-party representative of a Party may, at its sole expense and during normal working hours, examine the records of the other Party to the extent reasonably necessary to verify the accuracy of any invoice, charge, or computation made pursuant to the provisions of this Agreement, upon reasonable notice to the other Party. All such examinations will be subject to confidentiality requirements pursuant to Section 17. This Section 13 will survive any termination of this Agreement for a period of the greater of (i) one (1) year from the date of such termination or (ii) the minimum period required by FERC's rules for the purpose of such statement and payment adjustments and compliance with federal regulations. Payment together with interest at the Interest Rate shall be made to correct any inaccuracy within thirty (30) days after discovery of such inaccuracy.

14. AFTER TERMINATION

Sections 9, 10, 11, 13, 15, 17, and 21 of this Agreement will continue in effect after termination of this Agreement to the extent necessary to provide for final adjustments and disposition of any claims outstanding.

15. SEVERABILITY OF PROVISIONS

A ruling by any court or government agency having jurisdiction that any provision of this Agreement is invalid will not result in invalidation of the entire Agreement, but all remaining terms will remain in full force and effect. If any court or government agency requires a change to an amendment to this Agreement, then to the extent permitted by applicable law, either Party may withdraw from the amendment, in which event this Agreement will continue in effect as written before the attempted amendment. The Parties will neither seek nor support another entity that seeks any regulatory or judicial order modifying any term of this Agreement or any transaction hereunder. The Parties will oppose any challenge or proposed changes to the terms of this Agreement, unless both Parties agree in writing to make the proposed change(s). Absent such agreement, and to the extent permitted by applicable law, it is the Parties' intent that no charge under or term of this Agreement be changed by any order of any agency or court under Section 205 or 206 of the Federal Power Act or under any other provision of law.

16. INTERPRETATION

THE INTERPRETATION AND PERFORMANCE OF THIS AGREEMENT WILL BE IN ACCORDANCE WITH, AND CONTROLLED BY, THE LAWS OF THE STATE OF NEW YOIRK WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. EACH PARTY WAIVES ITS RESPECTIVE RIGHT TO ANY JURY TRIAL WITH RESPECT TO ANY LITIGATION ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT.

17. CONFIDENTIALITY

(a)     The Parties will maintain the confidentiality of the Agreement, the specific terms and conditions of the Agreement, and any information provided pursuant to the Agreement. Neither Party will publish, disclose, or otherwise divulge this Agreement or the information provided pursuant to this Agreement to any third party at any time, other than to such Party's counsel and advisors, without the prior written consent of the other Party, except:

(i)	A Party may disclose that it is a Party to this Agreement and may disclose the length of the term of this Agreement.

(ii)

A Party may disclose this Agreement to rating agencies, financial institutions or other entities that provide (or may potentially provide) capital or financing or refinancing to a Party, and to its advisors.

(iii)

A Party may disclose this Agreement and any information provided pursuant to this Agreement, if the release of such information is required by a governmental or judicial body of competent jurisdiction or pursuant to an arbitration proceeding instituted pursuant to this Agreement.

(b)     The confidentiality restrictions contained in this provision will not apply to information that is in the public domain at the time of a request, or for disclosure of information that passes into the public domain by acts other than acts of a Party to this Agreement.

(c)     AE Supply shall use all reasonable care to protect the confidentiality of any proprietary Buchanan information provided under this Agreement and shall not disclose such information to any party, (other than to AE Supply's, officers, affiliates, directors and employees, auditors, and legal or other professional advisors retained in connection with the Agreement) without the prior written consent of Buchanan, which shall not be unreasonably withheld or delayed.

18. NOTICE

(a)     Except as otherwise specifically provided herein or otherwise agreed to by the Parties, any notice, request, demand, statement and/or other communication provided for herein or otherwise given or made in connection herewith will be in writing and will be sent to the Parties as set out in Schedule 1.

(b)     Notices will be deemed to have been given and received (a) when personally delivered, (b) upon receipt from a private courier service, (c) when delivered by the US Postal Service, registered or certified, to the appropriate Party, or (d) on a Business Day during which a facsimile is properly sent and received. Either Party may change the address, facsimile number, or telephone number to which notice is to be given by written notice to the other Party. In addition, either Party may appoint an agent to give or receive operational notices for specific deliveries of the Products, provided that copies of notices given to such an agent will also be sent to such Party as above provided. The Parties will make appropriate arrangements for communication by telephone or otherwise in emergency situations.

19. WAIVERS

Any waiver at any time by either Party of its rights with respect to this Agreement, or with respect to any other matter arising in connection with this Agreement, will not be deemed a waiver with respect to any subsequent matter arising in connection therewith. Any delay, short of the statutory period of limitations in assessing or enforcing any right, will not be deemed a waiver of such right.

20. TAXES

(a)     Each Party will use reasonable efforts to administer this Agreement and implement the provisions hereof in accordance with the intent to minimize taxes. Both Parties agree to modify the terms of this Agreement in a reasonable manner, consistent with the intent of the Parties as set forth herein, to minimize the taxes (excluding income taxes) payable by the Parties.

(b)     All transactions under this Agreement will include full reimbursement for, and Buchanan will pay, or cause to be paid, or reimburse AE Supply if it has paid, all taxes (other than income taxes, or other taxes imposed in lieu of income taxes to the extent such taxes do not exceed the amount AE Supply would otherwise have paid as income tax on fees paid to AE Supply under this Agreement) payable in connection with the transactions contemplated under this Agreement. If AE Supply is required to remit such tax, the amount will be deducted from any sums due to Buchanan, as provided in Section 20 herein. Either Party, upon written request of the other Party, will provide a certificate of exemption or other reasonably satisfactory evidence of exemption if either Party is exempt from taxes, and will use reasonable efforts to obtain and cooperate with obtaining any exemption from or reduction of any tax.

21. REPRESENTATIONS AND WARRANTIES

(a) Organization; Powers.

The Parties represent and warrant that they are duly formed and validly existing limited liability companies and have the requisite power and authority to carry on business as now being conducted and currently proposed to be conducted and to execute, deliver and perform obligations under this Agreement.

(b) Authorization; Enforceability.

The Parties represent and warrant that they have taken all action necessary to authorize themselves to execute, deliver and perform obligations under this Agreement and this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the Parties, enforceable in accordance with their terms, subject to bankruptcy, reorganization, moratorium or other similar laws affecting the enforcement of the rights of creditors generally and to general principles of equity.

(c) No Conflict.

The Parties represent and warrant that the execution, delivery and performance of this Agreement does not and will not (i) violate any laws, statutes, codes, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of any federal, state, local or foreign governmental department, commission, board, bureau, authority, agency, court, instrumentality or judicial or regulatory body or entity ("Legal Requirement") applicable to the Parties or the violation of which could reasonably be expected to result in a material adverse effect on the business, assets or financial condition of the Parties ("Material Adverse Effect"); or (ii) conflict with, result in a breach of, or constitute a default under any indenture or agreement to which the Parties are part of.

(d) No Default.

The Parties represent and warrant that as of the date hereof, no condition or event that would constitute an Event of Default has occurred and is continuing.

(e) Compliance.

The Parties represent and warrant that they are in compliance with all Legal Requirements and governmental approvals applicable to them and this Agreement, to the extent that such non-compliance could not reasonably be expected to result in a Material Adverse Effect and the Parties are using their best efforts to remedy such noncompliance as quickly as possible.

(f) Litigation.

The Parties represent and warrant that there are no actions, suits or proceedings pending or, to the best of their knowledge, threatened (in writing) against them in any court or before or by an federal, state, local or foreign governmental department, commission, board, bureau, authority, agency, court, instrumentality or judicial or regulatory body or entity, wherein an unfavorable ruling or finding could reasonably be expected to result in a Material Adverse Effect for either Party or their ability to perform under this Agreement.

(g) Governmental Approvals.

The Parties represent and warrant that all governmental approvals necessary for them to enter into this Agreement have been obtained, are in full force and effect and are final and non-appealable.

(h) Tax Matters.

The Parties represent and warrant that they have filed all required tax and information returns that they are required to file and have paid all taxes they are required to pay to the extent due (other than those taxes it is contesting in good faith and by appropriate proceedings and for which funds have been set aside (by surety bond, escrowed funds or other means) sufficient to defease such amounts or may finally be determined to be due and payable).

22. MISCELLANEOUS

(a) Each Party will prepare, execute and deliver to the other Party any documents reasonably required to implement any provision hereof.

(b) Any number of counterparts of this Agreement may be executed and each will have the same force and effect and be deemed to constitute an original.

(c)     This Agreement constitutes the entire understanding between the Parties and will supersede any and all previous and contemporaneous written or oral understandings pertaining to the subject matter of this Agreement.

(d)     The Parties consent to electronic recording of scheduling and other communications hereunder, which recordings may be used as evidence of the Parties' intended course of conduct under this Agreement (subject to objections for relevance and materiality), provided that, in the event of a dispute, a Party will provide to the other Party a copy of any recording relevant to the issue in dispute.

(e)     This Agreement and any transaction pursuant hereto confer no rights whatsoever upon any person other than the Parties and will not create, or be interpreted as creating, any standard of care, duty or liability to any person not a Party hereto. This Agreement does not establish a partnership or joint venture between the Parties. AE Supply has entered into this Agreement in return for consideration hereunder. There is no promised or implied obligation of either Party to enter into additional arrangements or to expand the Facility.

(f)     Article and Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

(g) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by Buchanan and AE Supply.

(h)     During the term of this Agreement, the parties agree that they shall not, directly or indirectly, hire or retain, or attempt to hire or retain, or influence the possible hiring or retaining by a third party, of any person who, as of the date of this Agreement, is an employee of AE Supply or Buchanan or an employee of an affiliate of AE Supply or Buchanan.

Schedule 1:

Addresses

(a) Addresses for Notices: For the purpose of this Agreement

Address for notices or communications to Allegheny Energy Supply Company, LLC

Address:	Allegheny Energy Supply Company, LLC
909 Third Avenue, 33rd Floor
New York, New York 10022

Copy to:	Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146

Attention:	David Benson
Facsimile No.:	(412) 856-2789	Telephone No.: (412) 858-1625

(For all purposes)

Additionally, a copy of all notices pursuant to this Agreement as well as any changes to counterparty's address, telephone number or facsimile number should be sent to:

Office of General Counsel
Allegheny Energy Supply Company
909 Third Avenue, 33rd Floor
New York, New York 10022
Attention: Legal
Facsimile No.: (212) 224-8398

Address for notices or communications to

Buchanan Generation, LLC
c/o Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146
David C. Benson
Facsimile: (412) 856-2789

Schedule 2:

Authorized Representatives

Below is a list of individuals that are authorized to transact on behalf of the Parties.

Allegheny Energy Supply Company, LLC

Product Transactions:
Desk	Phone Number	Fax Number
Real Time	[x]	[x]
Day Ahead	[x]	[x]
Term Desks	[x]	[x]

Buchanan Generation

Schedule 3:

Buchanan Day-Ahead Availability

Buchanan Availability for , 20

Fax Number:		Phone Number:

Representative:

Hour Ending	Time	MW	Number of Turbines	Ancillary Services Each Hour (Spin MW, Supp MW, AGC On or Off, VS)
1	00:00 - 01:00
2	01:00 - 02:00
3	02:00 - 03:00
4	03:00 - 04:00
5	04:00 - 05:00
6	05:00 - 06:00
7	06:00 - 07:00
8	07:00 - 08:00
9	08:00 - 09:00
10	09:00 - 10:00
11	10:00 - 11:00
12	11:00 - 12:00
13	12:00 - 13:00
14	13:00 - 14:00
15	14:00 - 15:00
16	15:00 - 16:00
17	16:00 - 17:00
18	17:00 - 18:00
19	18:00 - 19:00
20	19:00 - 20:00
21	20:00 - 21:00
22	21:00 - 22:00
23	22:00 - 23:00
24	23:00 - 24:00
Total

Confirmed By:

Questions: (xxx) xxx-xxxx

Schedule 4:

Form of Dispatch Request

          This Dispatch Request shall inform Buchanan of a Dispatch Request by Allegheny in accordance with Section 2.1. Such Dispatch Request shall be considered confirmed when Buchanan and Allegheny agree to the following conditions:

Facility: Buchanan Generation

Scheduling Line:			Fax Line:

Time of Request:

Day-ahead Dispatch:		Intra Day Dispatch:
Generation Date:

Dispatch Notice Issued by:
Dispatch Notice Received by:

Ancillary Services (if any):	AGC			Voltage Support (VS)

	Spinning Reserve (Spin)			Supplemental Reserve (Supp)

Hour Ending	Time	MW	Number of Turbines	Ancillary Services Each Hour (Spin MW, Supp MW, AGC On or Off, VS)
1	00:00 - 01:00
2	01:00 - 02:00
3	02:00 - 03:00
4	03:00 - 04:00
5	04:00 - 05:00
6	05:00 - 06:00
7	06:00 - 07:00
8	07:00 - 08:00
9	08:00 - 09:00
10	09:00 - 10:00
11	10:00 - 11:00
12	11:00 - 12:00
13	12:00 - 13:00
14	13:00 - 14:00
15	14:00 - 15:00
16	15:00 - 16:00
17	16:00 - 17:00

18	17:00 - 18:00
19	18:00 - 19:00
20	19:00 - 20:00
21	20:00 - 21:00
22	21:00 - 22:00
23	22:00 - 23:00
24	23:00 - 24:00
Total

Confirmed By:

Questions: (xxx) xxx-xxxx

Schedule 5: Monthly Availability

Buchanan Availability for , 20

Fax Number:	Phone Number:

Representative:

Day	MW	Number of Turbines	Ancillary Services Each Hour (Spin MW, Supp MW, AGC On or Off, VS)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31

Confirmed By:
Questions: (xxx) xxx-xxxx

Schedule 6:
FORECAST/Buchanan
BUCHANAN ENERGY FACILITY
DAILY FORECAST BURN, CURRENT DAY
By 9 A.M. Current Day Report From Buchanan to Allegheny

Sent Date:	Report sent to (via Email):	Report Sent from:
Sent Time:	Email Facsimile No: Telephone: Cell No:	Email Facsimile No: Telephone: Cell No:

Flow Date:

Delivery Location 1: Buchanan Facility	Delivery Location II: Grant (P1)/TCO Pool
Total Daily Volume	Total Daily Volume:

Time	Avg Hourly Burn MMBtu
9-10:00 AM
10-11:00 AM
11-12:00 AM
12-1:00 PM
1-2:00 PM
2-3:00 PM
3-4:00 PM
4-5:00 PM
5-6:00 PM
6-7:00 PM
7-8:00 PM
8-9:00 PM
9-10:00 PM
10-11:00 PM
11-12:00 AM
12-1:00 AM
1-2:00 AM
2-3:00 AM
3-4:00 AM
4-5:00 AM
5-6:00 AM
6-7:00 AM
7-8:00 AM
8-9:00 AM
Forecast Burn

Additional Comments:

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their respective duly authorized representatives as of the date first above written.

ALLEGHENY ENERGY SUPPLY COMPANY, LLC.	BUCHANAN GENERATION, LLC.

By: /s/ Kuljinder Chase	By: /s/ David J. Bevilacqua
Name: Kuljinder Chase	Name: David J. Bevilacqua
Title: Notarized Signatory	Title: Executive Committee Representative
Date: June 14, 2002	Date: June 10, 2002

Attest:	Attest: /s/ James P Garlick